Exhibit 99.2

Captivision Inc. and Subsidiaries

_________________________________________

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and December 31, 2023

And for the six months ended June 30, 2024 and 2023

Captivision Inc. and Subsidiaries

Interim Condensed Consolidated Statements of Financial Position (Unaudited)

As of June 30, 2024 and December 31, 2023

CONTENTS Page No.

FINANCIAL STATEMENTS

Interim condensed Consolidated Statements of Financial Position as of June 30, 2024 and December 31, 2023	3

Interim condensed Consolidated Statements of Profit and Loss and Comprehensive Income (Loss) for the Six Months Ended June 30, 2024 and 2023	5

Interim condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2024 and 2023	6

Interim condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2024 and 2023	8

Notes to Interim condensed Consolidated Financial Statements	9

See accompanying notes to Interim condensed consolidated financial statements.

Captivision Inc. and Subsidiaries

Interim Condensed Consolidated Statements of Financial Position (Unaudited)

As of June 30, 2024 and December 31, 2023

					(Unit: USD)
Accounts	Note	As of June 30, 2024		As of December 31, 2023
Assets
Ⅰ. Current Assets			15,651,169		10,642,136
Cash and cash equivalents	5, 6	667,288		476,715
Trade receivables, net	6, 7	9,422,256		4,176,766
Other current financial assets	6, 8	53,338		73,284
Prepayments and other short-term assets	9	1,681,393		1,169,395
Inventories, net	10	3,826,387		4,745,931
Prepaid income tax		507		45
Ⅱ. Non-current Assets			10,675,320		10,874,745
Long-term trade receivables	6, 7	870,733		-
Non-current financial assets	6, 11	101,080		107,862
Investments and accounted for using the equity method	12	-		-
Property, plant and equipment, net	13	9,485,485		10,486,478
Intangible assets, net	14	57,049		93,832
Deposits	6, 15	160,973		186,573
Deferred income tax assets	28	-		-
Other non-current assets		-		-
Total Assets			26,326,489		21,516,881
Liabilities
Ⅰ. Current Liabilities			62,686,206		51,334,785
Trade payables	6	6,755,249		6,220,562
Other payables	18	34,198,791		26,842,873
Other current liabilities	18	2,762,974		974,911
Current lease liabilities	6,16	31,634		165,294
Product warranty provision	20	31,528		30,957
Short-term borrowings	6, 21	13,382,311		13,511,319
Current portion of long-term liabilities	6, 21	1,228,701		1,620,136
Convertible Bonds	6, 21	4,289,064		1,961,792
Current tax liabilities		5,954		6,941
Ⅱ. Non-current Liabilities			17,930,400		16,560,687
Other non-current payables	19	9,176,992		7,838,339
Pension and other employee obligations	22	1,587,974		1,825,683
Long-term borrowings	6, 21	5,218,481		4,864,373
Derivative warrant liabilities	34	1,940,138		2,018,349
Non-current lease liabilities	6	6,815		13,943
Other non-current liabilities	6, 19	-		-
Total Liabilities			80,616,606		67,895,472
Equity
Ⅰ. Share capital			2,916		2,898
Share capital	23	2,916		2,898
Ⅱ. Additional paid-in and other capital			89,018,682		88,485,921
Additional paid-in and other capital	23	89,018,682		88,485,921
Ⅲ. Other components of equity			3,988,584		3,545,963
Changes in equity from equity method	24	(353,543)		(353,543)
Stock options	24	5,273,139		4,830,518
Treasury stock(*)	24	(568,467)		(568,467)
Gains on sale of treasury stock	24	(410,453)		(410,453)
Consideration for conversion rights	24	98,951		98,951

See accompanying notes to Interim condensed consolidated financial statements.

Captivision Inc. and Subsidiaries

Interim Condensed Consolidated Statements of Financial Position (Unaudited)

As of June 30, 2024 and December 31, 2023

Other capital surplus	24	(51,043)		(51,043)
Ⅳ. Accumulated other comprehensive income			1,359,018		752,543
Foreign currency translation differences for foreign operations	24	1,356,330		749,855
Gain from FVOCI	24	2,688		2,688
Ⅴ. Retained earnings (deficit)			(145,836,310)		(136,790,543)
Unappropriated retained earnings (deficit)		(145,836,310)		(136,790,543)
Ⅵ. Non-controlling interest			(2,823,007)		(2,375,373)
Non-controlling interest		(2,823,007)		(2,375,373)
Total equity			(54,290,117)		(46,378,591)
Total liabilities and equity			26,326,489		21,516,881

See accompanying notes to Interim condensed consolidated financial statements.

Captivision Inc. and Subsidiaries

Interim Condensed Consolidated Statements of Profit and Loss and Comprehensive Income (Loss) (Unaudited)

For the Six Months Ended June 30, 2024 and 2023

			(Unit: USD)
Accounts	Note	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Revenue		15,315,361	12,562,180
Cost of sales		6,792,995	6,327,732
Gross Profit/Loss		8,522,366	6,234,448
Selling and administrative expenses	25	16,078,689	4,981,094
Operating Loss		(7,556,323)	1,253,354
Finance income	26	558,890	193,076
Finance costs	26	2,083,599	885,210
Other income	27	17,477	18,851
Other expenses	27	227,236	107,739
Profit(Loss) before tax		(9,290,791)	472,332
Corporate income tax benefit	28	-	20,081
Net profit(loss) for the year		(9,290,791)	452,251
Owners of the parent		(9,045,767)	920,543
Non-controlling interests		(245,024)	(468,292)
Other comprehensive income		403,864	(504,367)
Items that may not be reclssified to profit and loss		-	-
Items that may be subsequently reclassified to profit or loss		403,864	(504,367)
Exchange difference on translating foreign operations		403,864	(504,367)
Total comprehensive loss		(8,886,927)	(52,116)
Owners of the parent		(8,439,293)	458,215
Non-controlling interests		(447,634)	(510,331)
Earnings per share
Basic Earnings Per Share (Loss) (Unit : USD)	32	(0.31)	0.05
Diluted Earnings Per Share (Loss) (Unit : USD)	32	(0.31)	0.05

See accompanying notes to Interim condensed consolidated financial statements.

Captivision Inc. and Subsidiaries

Interim Condensed

Consolidated Statements of Changes in Equity (Unaudited)

For the Six Months Ended June 30, 2024 and 2023

	Attributable to owners of the Controlling Company						(Unit : USD)
	Share capital	Additional paid-in capital	Other component of equity	Accumulated other comprehensive income	Retained earnings (deficits)	Total attribute to owners of parent	Non-controlling interests	Total equity
Balances as of January 1, 2024	2,898	88,485,921	3,545,963	752,543	(136,790,543)	(44,003,218)	(2,375,373)	(46,378,591)
Net loss for the six months	-	-	-	-	(9,045,767)	(9,045,767)	(245,024)	(9,290,791)
Issuance of shares for payment of debt	18	532,761	-	-	-	532,779	-	532,779
Stock options	-	-	442,621	-	-	442,621	-	442,621
Exchange difference on translation of foreign operations	-	-	-	606,475	-	606,475	(202,610)	403,865
Balances as of June 30, 2024	2,916	89,018,682	3,988,584	1,359,018	(145,836,310)	(51,467,110)	(2,823,007)	(54,290,117)

See accompanying notes to Interim condensed consolidated financial statements.

Captivision Inc. and Subsidiaries

Interim Condensed

Consolidated Statements of Changes in Equity (Unaudited)

For the Six Months Ended June 30, 2024 and 2023

	Attributable to owners of the Controlling Company						(Unit : USD)
	Share capital	Additional paid-in capital	Other component of equity	Accumulated other comprehensive income	Retained earnings (deficits)	Total attribute to owners of parent	Non-controlling interests	Total equity
Balances as of January 1, 2023	1,609	61,707,352	1,482,658	1,933,924	(62,348,576)	2,776,967		2,716,385
Net income (loss) for the six months	-	-	-	-	920,543	920,543	(468,292)	452,251
Issuance of share capital on private placement	81,056	729,501	-	-	-	810,557	-	810,557
Issuance of shares for payment of debt	329,154	2,958,143	-	-	-	3,287,297	-	3,287,297
Changes in equity from equity method investments	-	-	(143,800)	-	-	(143,800)	-	(143,800)
Stock options	-	-	411,384	-	-	411,384	-	411,384
Actuarial gain due to changes in financial assumptions	-	-	-	-	(1,934)	(1,934)	-	(1,934)
Exchange difference on translating foreign operations	-	-	-	(462,328)	-	(462,328)	(42,039)	(504,367)
Effect of the capital reorganization	(410,128)	410,128	-	-	-	-	-	-
Balances as of June 30, 2023	1,691	65,805,124	1,750,242	1,471,596	(61,429,967)	7,598,686	(570,913)	7,027,773

See accompanying notes to Interim condensed consolidated financial statements.

Captivision Inc. and Subsidiaries

Interim Condensed

Consolidated Statements of Changes in Cash Flows (Unaudited)

For the Six Months Ended June 30, 2024 and 2023

					(Unit: USD)
		For the six months ended June 30, 2024		For the six months ended June 30, 2023
Accounts	Notes
Ⅰ. Cash flows from operating activities			(4,620,575)	-	(6,350,979)
1. Cash generated from operating activities	31	(4,007,152)		(5,584,883)
2. Interest received		31		186
3. Interest paid		(612,417)		(765,118)
4. Income taxes benefit		(1,037)		(1,164)
Ⅱ. Cash flows from investing activities		-	7,996	-	(424,183)
1. Proceeds from investing activities		29,985		1,542,711
a. Proceeds from short term loans		-		1,159,356
b. Decrease in deposits		29,985		383,355
2. Cash outflows from investing activities		(21,989)		(1,966,894)
a. Increase in short-term loan		-		(1,782,646)
b. Acquisition of property plant and equipment		(13,682)		(161,774)
c. Acquisition of intangible assets		(903)		-
d. Increase in deposit		(7,404)		(22,474)
Ⅲ. Cash flows from financing activities		-	4,813,529	-	6,701,451
1. Proceeds from financing activities		7,117,062		17,895,865
a. Proceeds from short-term borrowings		2,460,555		15,032,478
b. Proceeds from long-term borrowings		556,507		185,372
c. Proceeds from issuance of CB		2,425,000		1,867,458
d. Proceeds from issuance of stocks		1,675,000		810,557
2. Cash outflows from financing activities		(2,303,533)		(11,194,414)
a. Repayments of short-term borrowings		(1,883,000)		(10,315,394)
b. Repayments of liquid long-term borrowings		(296,149)		(694,511)
c. Repayments of lease		(124,384)		(116,502)
d. Increase in other deposits		-		(68,007)
Ⅳ. Effects of changes in foreign exchange rates			(10,377)		(49,291)
Ⅴ. Increase (Decrease) in cash and cash equivalents (Ⅰ+Ⅱ+Ⅲ+Ⅳ)			190,573		(123,002)
Ⅵ. Beginning balance of cash and cash equivalent			476,715		196,627
Ⅶ. Ending balance of cash and cash equivalent			667,288		73,625

See accompanying notes to Interim condensed consolidated financial statements.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

1.
Nature of operations

The principal activities of Captivision Inc. and subsidiaries (the Company) include manufacturing, installing, and selling LED display G-Glass. G-Glass is an integrated ICT product that has the basic characteristics of transparent glass but can display media images at the same time. It implements media images through the glass surface while preserving the features of a clear and transparent glass. G-Glass is the world’s first IT building material that can be applied to various places where glass is used.

2.
General information, statement of compliance with IFRS and going concern assumption.

Captivision is an exempted company incorporated with limited liability in the Cayman Islands on February 23, 2023. The Company’s principal executive office is located at 298-42 Chung-Buk Chungang-ro Chung-buk, Pyeongtaek, Gyeonggi, Republic of Korea. The Company’s operations are conducted in South Korea with subsidiaries in United Kingdom, China, and United States.

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They have been prepared under the assumption the Company operates on a going concern basis.

Consolidated subsidiaries of the Company as of June 30, 2024, are as follows.

Name of the subsidiary	Major business activities	Shareholding %
Captivision Korea, Inc. (formerly known as GLAAM Co., Ltd.)	Manufacture & distribute G-Glass	100.00%
Jaguar Global Growth Korea Co., Ltd.	Exchange subsidiary	100.00%

As a subsidiary of the Company, Captivision Korea, Inc. has consolidated subsidiaries as of June 30, 2024, as follows.

Name of the subsidiary	Major business activities	Shareholding %
G-Frame Co., Ltd. (G-Frame)	Manufacture G-Glass related products	100.00%
G-SMATT Europe Media Limited and its subsidiary (G-SMATT Europe)	Distribute G-Glass	76.55%
G-SMATT Tech	Distribute G-Glass	100.00%
G-SMATT America	Distribute G-Glass	54.63%

Information of subsidiaries as of and for the six months ended June 30, 2024 (before elimination of intercompany transactions):

					(Unit: USD)
Name of the subsidiary	Assets	Liabilities	Sales	Net income (loss)	Comprehensive income (loss)
Captivision Korea, Inc.	30,456,245	29,807,262	15,250,660	2,261,115	2,261,115
G-Frame	3,953,783	6,985,668	47,379	(562,445)	(562,445)
G-SMATT Europe	350,683	7,177,306	14,602	(205,707)	(558,502)
G-SMATT Tech	6,054	5,998,309	-	452	(308,679)
G-SMATT America	26,287	4,023,262	9,424	(433,708)	(708,081)
Jaguar Global Growth Korea Co., Ltd.	128	721,418	-	(155)	(155)

Consolidated subsidiaries of the Company as of December 31, 2023, are as follows.

Name of the subsidiary	Major business activities	Shareholding %
Captivision Korea, Inc. (formerly known as GLAAM Co., Ltd.)	Manufacture & distribute G-Glass	100.00%
Jaguar Global Growth Korea Co., Ltd.	Exchange subsidiary	100.00%

As a subsidiary of the Company, Captivision Korea, Inc. has consolidated subsidiaries as of December 31, 2023, as follows.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Name of the subsidiary	Major business activities	Shareholding %
G-Frame Co., Ltd. (G-Frame)	Manufacture G-Glass related products	100.00%
G-SMATT Europe Media Limited and its subsidiary (G-SMATT Europe)	Distribute G-Glass	76.55%
G-SMATT Tech	Distribute G-Glass	100.00%
G-SMATT America	Distribute G-Glass	54.63%

Information of subsidiaries as of December 31, 2023 and for the six months ended June 30, 2023 (before elimination of intercompany transactions):

					(Unit: USD)
	As of December 31, 2023		For the six months ended June 30, 2023
Name of the subsidiary	Assets	Liabilities	Sales	Net income (loss)	Comprehensive income (loss)
G-Frame	4,327,690	6,976,169	571,632	(390,109)	(390,109)
G-SMATT Europe	335,725	7,037,675	72,701	(465,040)	(653,707)
G-SMATT Tech	5,123	6,077,379	793	(128,028)	(111,189)
G-SMATT America	31,698	3,558,071	365,117	(791,754)	(788,365)

Going Concern

The Company has an outstanding deficit of USD 145,836,310 and USD 136,790,543 as of June 30, 2024 and December 31, 2023, respectively, and the current liabilities also exceed current assets by USD 47,035,037 and USD 40,692,649 as of June 30, 2024 and December 31 2023, respectively.

Despite the accumulated losses, the Company’s management has conducted a comprehensive evaluation of the Company’s capacity to continue as a going concern, notwithstanding its operation at a deficit and the occurrence of capital erosion. They have determined that there are no significant issues regarding the Company’s ability to continue as a going concern considering the following factors.

Classification	Mitigation plan
Improvement in business (1)

To achieve a positive operating profit, the Company aims to increase sales while simultaneously curbing operational expenses. Proactive sales plans for 2024 have been implemented, and contracts with new customers are currently being prepared as of the reporting date.

Subsequent debt to equity conversion (2)	Mitigate capital impairment through conversion of debt and payables into equity.
Current Liabilities Refunding Program
-
The current liabilities refunding program entails securing cash proceeds via collection of existing accounts receivable and raising equity from investors based in the United States and Korea. This includes the following funding mechanisms:

- ELOC Funding (3)

- Private Placement (4)

- Private Bonds Subscription Agreement (5)

Restructuring subsidiaries (6)	- A strategic internal restructuring involving the disposal of the Company’s interest in the subsidiaries is currently underway.

(1) As a result of recent operational improvements which have been implemented at Captivision Korea, the Company anticipates a significant increase in both revenue and operating income in 2024.

(2) On July 16, 2024, the Company, Captivision Korea, and certain creditors of Captivision Korea entered into contribution agreements. Under these agreements, the creditors agreed to contribute their respective outstanding balances under various debt agreements with Captivision Korea to the Company, in exchange for the issuance of the Company’s ordinary shares, with a par value of USD 0.0001 per share, as part of a debt-to-equity conversion transaction. As a result of conversion, a total of

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

KRW 5,791,867,301 (approximately USD 4,244,681) of Captivision Korea’s debt was contributed to the Company in exchange for the issuance of a total of 1,414,895 shares at a conversion price of USD 3.00 per share.

(3) On June 12, 2024, the Company entered into a Share Purchase Agreement (the “SPA”), with New Circle Principal Investments LLC. According to the SPA, the Company has the right to issue and sell to New Circle up to USD 30 million of its ordinary shares subject to certain limitations and conditions set forth in the SPA, from time to time, over a 24-month period.

(4) On February 16 and April 16, 2024, the Company and certain investors entered into subscription agreements, under which the investors agreed to subscribe to and purchase from the Company convertible promissory notes with a total principal amount of USD 1,250,000 and USD 1,175,000. The promissory notes will mature in a year, do not bear interest, and do not contain restrictive covenants or mandatory payments prior to maturity. Additionally, on July 30, 2024, the Company and certain investors entered into subscription agreements, under which the investors agreed to subscribe for and purchase an aggregate of USD 1,675,000 of the Company’s shares. At a purchase price of USD 2.47 per share, this resulted in the issuance of a total of 678,138 shares.

(5) On July 18 and July 29, 2024, Captivision Korea entered into a Private Bonds Subscription Agreements with certain individuals to issue KRW 3.1 billion (approximately USD 2.23 million) and KRW 1.9 billion (approximately USD 1.38 million) in unregistered private placement bonds. These bonds will mature in two years from the date of subscription agreements, with an interest rate of 2.00% per annum.

(6) In September 2024, the Company completed a strategic and internal restructuring by disposing interest in the Company’s European sales affiliate and partly owned subsidiary, G-SMATT Europe, by converting outstanding debt and 3rd party equity holders to the Company’s equity, and subsequently selling the subsidiary to a 3rd party.

The Company’s consolidated financial statements were prepared on the assumption that the Company will continue as a going concern and are accounted for under the assumption that the Company’s assets and liabilities could be recovered or repaid through normal business activities.

In a situation where the validity of the going concern assumption, which is the premise of preparing the Company’s financial statements, is questioned, there may be certain uncertainty relating to the feasibility of financing plans for debt repayment, new business, and financial improvement plans. However, considering the above management’s mitigation plans, the Company has feasibility to continue as a going concern and achieve positive operating profits in the near future.

3.
Basis of Presenting Financial Statements

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

▪
Certain financial assets and liabilities – measured at fair value.

Comparative information

The Company’s accounting treatment for the acquisition, as described in full within note 33 to these financial statements, is to account for a reverse acquisition along with a share-based payment. Therefore, the comparative figures for the six months ended June 30, 2023 are those of the legal subsidiary, Captivision Korea, and do not include the results of the Company.

Functional and Reporting Currency

Functional and reporting currency

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Each subsidiary’s financial statements of the Company are reported in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The consolidated financial statements are presented in US dollar, which is the Company’s reporting currency, whilst the functional currency is in Korean won.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges or are attributable to monetary part of the net investment in a foreign operation. Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

4.
Summary of Significant Accounting Policies

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. The financial statements are prepared on the historical cost basis, other than certain financial assets and liabilities measured at fair value, and accounting policies set out below have been consistently applied. The preparation of the financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of apply the accounting policies.

On November 15, 2023, the Company acquired GLAAM Co., Ltd. (“Captivision Korea”) through a share for share exchange. The acquisition is not a business combination, and Captivision Korea is identified as the acquirer for accounting purposes and as such the transaction is a reverse acquisition (“De-SPAC transaction”). As the acquisition is not a business combination, the transaction falls within IFRS 2 ‘Share-based payments’. In line with the IFRIC guidance, the transaction is accounted for as follows:

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

-
The assets and liabilities of the accounting acquirer are recognized and measured in the consolidated financial statements at their pre-combination carrying amounts.
-
The identifiable net assets of the Company, as legal acquirer, is recognized in accordance with paragraph 10 of IFRS 2 at their fair value at grant date.
-
Any difference in the fair value of the shares deemed to have been issued and the fair value of the Company’s assets and liabilities is charged to the Consolidated Statements of Profit and Loss and Comprehensive Income (Loss) as a share-based payment expense and represents in substance the cost of acquiring a Nasdaq listing.

Significant Accounting Policy

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements are as follows:

The preparation of financial statements in conformity with IFRS requires management to make significant estimates and assumptions that affect the assets, liabilities, revenues and expenses, and other related amounts during the periods covered by the financial statements. Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become more subjective and complex. The Company has identified the following accounting policies as the most important to the presentation and disclosure of the financial condition and results of operations.

Subsidiaries

The Company has prepared the consolidated financial statements in accordance with IFRS 10 Consolidated Financial Statements.

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for De-SPAC transaction by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a De-SPAC transaction are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on intercompany transactions are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Changes in ownership interests in subsidiaries without change of control

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Any differences between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Company.

Disposal of subsidiaries

When the Company ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

Associates

Associates are entities over which the Company has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. If the Company’s share of losses of an associate equal or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. After the Company’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If there is objective evidence of impairment for the investment in the associate, the Company recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Company for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Company when the associate’s financial statements are used by the Company in applying the equity method.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at Fair Value Through Profit or Loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income (FVOCI) - debt investment; FVOCI - equity investments; or FVTPL. Financial assets are not reclassified after their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-
Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

-
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

-
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Trade Receivables

Trade receivables are recognized initially at their transaction price, unless they contain significant financing components when they are recognized at fair value. If they contain significant financing components, trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-

average method, except for inventories in-transit.

Property, Plant and Equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, and recognized in other income or other expenses.

Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Depreciation

Land is not depreciated, and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset's future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Items	Estimated useful lives (years)
Buildings and structures	40
Machinery	10
Others	5

Depreciation methods, useful lives and residual values are reviewed at each financial period-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets are amortized in a straight-line method for five years with the residual value of zero from the time they are available.

Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

Deferred Income Tax

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Company’s income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty measuring the final tax effects.

Fair Value of Financial Instruments

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Impairment of Financial Assets

The provision for impairment for financial assets is based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s history, existing market conditions as well as forward looking estimates at the end of each reporting period.

Net Defined Benefit Liability

The present value of net defined benefit liability depends on several factors that are determined on an actuarial basis using a number of assumptions including the discount rate.

Non-derivative financial liabilities

The Company classifies financial liabilities as financial liabilities at profit or loss and other financial liabilities according to the substance of the contract and the definition of financial liabilities and recognizes them in its statement of financial position when it becomes a party to the contract.

Financial liabilities at profit or loss

Financial liability at profit or loss includes a short-term trading financial liability or a financial liability designated as financial liability at profit or loss at initial recognition. A financial liability at profit or loss is measured at fair value after initial recognition and changes in fair value are recognized in profit or loss. On the other hand, transaction costs incurred in connection with the issuance at initial recognition are recognized in profit or loss immediately upon occurrence.

Other financial liabilities

Non-derivative financial liabilities that are not classified as financial liabilities at profit or loss are classified as other financial liabilities. Other financial liabilities are measured at fair value minus transaction costs directly related to issuance at initial recognition. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method and interest expenses are recognized using the effective interest method.

Financial liabilities are removed from the statement of financial position only when they are extinguished, i.e., contractual obligations are fulfilled, cancelled, or expired.

Trade and other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Employee benefits

Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis.

Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), considering any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with the present value of future cash payments.

Share-based compensation

Converted Options

Where share options are awarded to Captivision Korea ’s employees, the fair value of the options at grant date is charged to the Statement of Profit and Loss over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options or warrants that eventually vest. Market vesting conditions are factored into the fair value of the options granted. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

The fair value of the award also considers non-vesting conditions. These are either factors beyond the control of either party (such as a target based on an index) or factors which are within the control of one or other of the parties (such as the Company keeping the scheme open or the employee maintaining any contributions required by the scheme).

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the Statement of Profit and Loss over the remaining vesting period.

Where equity instruments are granted to persons other than employees, the Statement of Profit and Loss is charged with fair value of goods and services received.

When share options lapse, any amounts credited to the share-based payments reserve are released to the retained earnings reserve.

RSRs (Restricted Stock Rights)

RSRs are granted to Captivision Korea Founders (Houng Ki Kim and Ho Joon Lee). Estimating the fair value of RSRs requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the RSRs. This estimate also requires determination of the most appropriate inputs to the valuation model including equity value, exercise price, volatility, dividend yield, risk free rate and exercise period and making assumptions about them. For the measurement of the fair value of RSRs at both the acquisition and the reporting date, the company uses a Monte Carlo simulation. The assumptions and models used for this estimation are disclosed in note 35.

Warrants

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Warrants are classified as derivatives and are initially recognized at their fair value on the date of inception of the contract. The Company’s warrants are subsequently re-measured at each reporting date with changes in fair value recognized in profit or loss.

As the fair value of the warrants fluctuate with movement in the underlying Captivision Inc. share price, these warrants are considered a derivative as a variable amount of cash will be settled on exercise.

Provisions

Provisions for product warranties, litigations and claims, and others are recognized when the Company presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

Leases

The Company leases various repeater server racks, offices, communication line facilities, machinery, and cars. Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Company is lessee, the Company applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts them as a single lease component.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

-
Fixed payments (including in-substance fixed payments), less any lease incentives receivable
-
Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date
-
Amounts expected to be payable by the Company (the lessee) under residual value guarantees
-
The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and

-
Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

-
amount of the initial measurement of lease liability
-
any lease payments made at or before the commencement date less any lease incentives received

-
any initial direct costs (leasehold deposits)
-
restoration costs

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

Paid-in Capital

Common shares are classified as capital, and incremental costs incurred directly related to capital transactions are deducted from capital as a net amount reflecting tax effects. If the Company reacquires its own equity instruments, these equity instruments are deducted directly from equity as subjects of equity. Profit or loss in the case of purchasing, selling, issuing, or incinerating a self-interest product is not recognized in profit or loss.

Revenue from contracts with customers

The Company generates revenue primarily from sale and installation of LED display glasses. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon delivery or completion of installation depending on the terms of the contracts with the customer.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Finance Income

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), gains on disposal of debt instruments measured at FVOCI, and changes in fair value of financial assets at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a De-SPAC transaction, or items recognized directly in equity or in other comprehensive income.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Earnings (Loss) Per Share4

Captivision inc., the Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period.

The equity structure in the consolidated financial statements following a reverse acquisition reflects the equity structure of the legal acquirer (the accounting acquiree), including the equity interests issued by the legal acquirer to effect the De-SPAC transaction.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

In calculating the weighted average number of ordinary shares outstanding (the denominator of the earnings per share calculation) during the period in which the reverse acquisition occurs:

(a) the number of ordinary shares outstanding from the beginning of that period to the acquisition date shall be computed based on the weighted average number of ordinary shares of the legal acquiree (accounting acquirer) outstanding during the period multiplied by the exchange ratio (0.8008) established in the merger agreement; and

(b) the number of ordinary shares outstanding from the acquisition date to the end of that period shall be the actual number of ordinary shares of the legal acquirer (the accounting acquiree) outstanding during that period.

To reflect equity structure of the legal acquirer (the accounting acquiree)

The basic earnings per share for each comparative period before the acquisition date presented in the consolidated financial statements following a reverse acquisition shall be calculated by dividing:

(a) the profit or loss of the legal acquiree attributable to ordinary shareholders in each of those periods by

(b) the legal acquiree’s historical weighted average number of ordinary shares outstanding multiplied by the exchange ratio(0.8008) established in the acquisition agreement.

Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

Information by revenue categories

Revenue: The Company consists of a single operating segment.

		(Unit: USD)
Classification	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Product	10,814,451	11,239,035
Service	4,500,910	563,145
Distribution right (*)	-	760,000
Total	15,315,361	12,562,180

(*) On March 27, 2023, Captivision Korea and GLAAM Malaysia Sdn. Bhd made an exclusive distribution and license agreement. Per the agreement, in consideration for the exclusive territorial distribution rights and license granted, GLAAM Malaysia Sdn. Bhd paid a royalty payment of total USD 760,000.

Information about key customers

Two key customers, AluEnc and Inspire Entertainment Resort, during the six months ended June 30, 2024, accounted for 33% and 24% of the Company’s total sales, respectively.

Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Reverse acquisition

The acquisition of the share capital of Captivision Korea by the Company whereby Captivision Korea becomes a wholly owned and legal subsidiary of the Company, constitutes a reverse acquisition as the previous shareholders of Captivision Korea own a substantial majority of the Ordinary Shares of the Company. Because Captivision, as the accounting acquiree, does not meet the definition of a business, the transaction will be accounted for as a share-based payment transaction in accordance with IFRS 2 whereby Captivision Korea was deemed to have issued shares in exchange for the net assets and listing status of Captivision. The deemed consideration was the fair value of the shares that Captivision Korea would have had to issue to Captivision to acquire the same percentage equity interest in the combined entity that results from the reverse acquisition. Reverse acquisition related expenses consist of the reverse acquisition expense and Nasdaq listing expense and are explained as

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements follows.

(a) The reverse acquisition expense represents the premium paid for obtaining the public listing and is calculated the difference between the fair value of the deemed consideration and the fair value of the net assets acquired and is a non-recurring expense.

(b) Nasdaq listing expense primarily consists of legal and other professional fees incurred in preparation for and execution of the De-SPAC transaction, which are non-recurring.

Reverse acquisitions (Preparation and presentation of consolidated financial statements)-

Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree - Captivision, Inc.) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer - Captivision Korea), with one adjustment, which is to adjust retroactively the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

5.
Cash and cash equivalents

Cash and cash equivalents as of June 30, 2024, and December 31, 2023, are as follows:

		(Unit: USD)
Cash and cash equivalent breakdown	As of June 30, 2024	As of December 31, 2023
Cash	4,330	4,402
Current account	662,958	472,313
Total	667,288	476,715

There are no restricted financial instruments as of June 30, 2024, and December 31, 2023.

6.
Financial Instruments by categories

Financial Instruments as of June 30, 2024, by categories are as follows:

	(Unit: USD)
Assets in Financial Position	As of June 30, 2024
	Financial assets at amortized cost	Financial assets at fair value through profit and loss

			Others	Total
Cash and cash equivalents	667,288	-	-	667,288
Trade receivables	9,422,256	-	-	9,422,256
Other current financial assets	53,338	-	-	53,338
Long-term trade receivables	870,733	-	-	870,733
Non-current financial assets	-	-	101,080	101,080
Lease deposits	160,973	-	-	160,973
Other deposits	-	-	-	-
Total	11,174,588	-	101,080	11,275,668

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

				(Unit: USD)
Liabilities in Financial Position	As of June 30, 2024
	Financial assets at amortized cost	Financial assets at fair value through profit and loss

			Others	Total
Trade payables	6,755,249	-	-	6,755,249
Short-term borrowings	13,382,311	-	-	13,382,311
Convertible Bonds (*)(**)	4,289,064	-	-	4,289,064
Current portion of long-term borrowings	1,228,701	-	-	1,228,701
Current portion of lease liabilities	31,634	-	-	31,634
Long-term borrowings	5,218,481	-	-	5,218,481
Derivative warrant liabilities	-	1,940,138	-	1,940,138
Long-term lease liabilities	6,815	-	-	6,815
Total	30,912,255	1,940,138	-	32,852,393

(*) On July 16, 2024, the Company and Captivision Korea entered into contribution agreements with Joon Soo Jeon and Daesun, Inc. According to the contribution agreements, Joon Soo Jeon and Daesun, Inc. agreed to contribute the outstanding balances remaining under the CB agreements made with Captivision Korea to the Company in exchange for the issuance by the Company of its ordinary shares, par value USD 0.0001 per share in a debt-to-equity conversion transaction. A conversion price is USD 3.00 per share.

(**) In 2024, Captivision, Inc. entered into two subscription agreements, issuing convertible promissory notes totaling USD 1,250,000 on February 16 and USD 1,175,000 on April 16, respectively. The notes mature in one year from the issuance date, has no interest, and do not require mandatory payments before maturity. They are convertible into the Company’s ordinary shares based on the predetermined conversion price of USD 6.21 and USD 5.03 per share, respectively. These issuances rely on the private offering exemption under the U.S. Securities Act of 9133. Conversion will take place once the securities registration is approved in Korea.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Financial Instruments as of December 31, 2023, by categories are as follows:

				(Unit: USD)
Assets in Financial Position	As of December 31, 2023
	Financial assets at amortized cost	Financial assets at fair value through profit and loss

			Others	Total
Cash and cash equivalents	476,715	-	-	476,715
Trade receivables	4,176,766	-	-	4,176,766
Other current financial assets	73,284	-	-	73,284
Non-current financial assets	-	-	107,862	107,862
Lease deposits	186,573	-	-	186,573
Other deposits	-	-	-	-
Total	4,913,338	107,862	-	5,021,200

				(Unit: USD)
Liabilities in Financial Position	As of December 31, 2023
	Financial assets at amortized cost	Financial assets at fair value through profit and loss

			Others	Total
Trade payables	6,220,562	-	-	6,220,562
Short-term borrowings	13,511,319	-	-	13,511,319
Convertible Bonds (*)	1,961,792	-	-	1,961,792
Current portion of long-term borrowings	1,620,136	-	-	1,620,136
Current portion of lease liabilities	165,294	-	-	165,294
Long-term borrowings	4,864,373	-	-	4,864,373
Derivative warrant liabilities	-	2,018,349	-	2,018,349
Long-term lease liabilities	13,943	-	-	13,943
Total	28,357,419	-	2,018,349	30,375,768

(*) On March 23, 2023, the Company issued a convertible bond (“CB”) to Charm Savings Bank in an aggregate principal amount of USD 1,931,203, equivalent to KRW 2,500,000,000. The CB accrues interest at an annual rate of 10% and is due to mature on March 23, 2024. On August 21, 2023, Charm Savings Bank and Bluming Innovation Co., Ltd (“Purchaser”) executed a convertible bond purchase agreement for the sale and transfer of a convertible bond with an aggregate principal amount of USD 1,931,203, equivalent to KRW 2,500,000,000 to the Purchaser. Joon Soo Jeon and Daesun, Inc. purchased CB from Bluming Innovation for amounts of USD 1,004,226, equivalent to KRW 1,300,000,000 and USD 926,977, equivalent to KRW 1,200,000,000 on February 19 and April 1, 2024, respectively.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

7.
Trade receivables

Trade receivables as of June 30, 2024, and December 31, 2023, are as follows:

				(Unit: USD)
Classification	As of June 30, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
Trade receivables	13,756,700	870,733	6,625,671	-
Allowance for bad debts	(4,334,444)	-	(2,448,905)	-
Net Trade receivables	9,422,256	870,733	4,176,766	-

Korea continues to experience inflationary conditions, which, at times, has had a material impact on the global economy and specifically the construction industry, a sector where our main clients are located, throughout 2024. This economic environment has affected the Company’s financial position and performance, evidenced by various factors including, but not limited to, delayed, or cancelled contracts, inventory obsolescence, and challenges in the collection of existing receivables. Given the significant exposure to the construction industry and its challenges, the management decided to reassess the significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements.

8.
Other current financial assets

Other current financial assets as of June 30, 2024, and December 31, 2023, are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Net, Short-term loan	-	-
Short-term loan	361,954	386,241
Allowance for bad debts (*)	(361,954)	(386,241)
Accrued income	0	1,840
Net, Outstanding amount (Receivables)	53,338	71,444
Outstanding amount (Receivables)	3,887,624	4,163,001
Allowance for bad debts (**)	(3,834,286)	(4,091,557)
Total	53,338	73,284

(*) As of December 31, 2023, the Company has an outstanding borrowing receivable amounting to USD 386,241 extended to individual, Dongmin Kim. Despite efforts to collect, communication with Dongmin Kim has been unsuccessful, leading to concerns about the recoverability of this borrowing. Given the lack of response and the diminished likelihood of collection, the Company has determined it prudent to recognize a full allowance for doubtful accounts for the entire outstanding balance of USD 386,241. The reason the amount decreased from USD 386,241 to USD 361,954 is due to the change in the exchange rate from KRW to USD in 2024.

(**) On February 9, 2023, the Company entered into an agreement with BioX to transfer ownership of assets valued at USD 4,091,557 related to deposits receivable from Trinit Co., Ltd. (subsequently renamed Yongsan Holdings Co., Ltd.). The Company has recognized a full allowance for doubtful accounts on the entire outstanding balance of USD 4,091,557 as it is doubtful that BioX will collect the deposit from Yongsan Holdings Co., Ltd. The reason the amount decreased from USD 4,091,557 to USD 3,834,286 is due to the change in the exchange rate from KRW to USD in 2024.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

9.
Prepayments and other short-term assets

Prepayments and other short-term assets as of June 30, 2024, and December 31, 2023, are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Net, Advanced payments	1,238,613	779,219
Advanced payments	1,445,335	1,211,891
Allowance for bad debts (*)	(206,722)	(432,672)
Prepaid expenses	437,984	390,176
Value added tax receivables	4,796	-
Total	1,681,393	1,169,395

(*) The management identified that an advanced payment of USD 432,672 in relation to raw material purchase had been outstanding over a year without significant movement in the balance as of December 31, 2023. Consequently, the Company has determined to recognize an allowance for doubtful on the balance of USD 432,672 as of December 31, 2023. As of June 30, 2024, the allowance was reversed due to the return of the related raw materials, reducing the allowance balance to USD 206,722 as of June 30, 2024

10.
Inventories

Inventories as of June 30, 2024, are as follows:

			(Unit: USD)
Classification	As of June 30, 2024
	Acquisition cost	Provision for valuation of inventory	Book value
Products	2,782,335	-	2,782,335
Raw material	1,246,799	(202,747)	1,044,052
Total	4,029,134	(202,747)	3,826,387

Inventories as of December 31, 2023, are as follows:

			(Unit: USD)
Classification	As of December 31, 2023
	Acquisition cost	Provision for valuation of inventory	Book value
Products	3,234,508	-	3,234,508
Raw material	1,729,744	(218,321)	1,511,423
Total	4,964,252	(218,321)	4,745,931

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

11.
Non-current financial assets

Non-current financial assets as of June 30, 2024, and December 31, 2023, are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Fair value of membership in Construction Association of Republic of Korea	101,080	107,862
Total	101,080	107,862

		(Unit: USD)
	As of June 30, 2024	As of December 31, 2023
Beginning balance	107,862	107,890
Revaluation (after corporate income tax)	-	2,688
Disposition	-	-
Foreign currency translation differences for foreign operations	(6,782)	(2,716)
Endling balance	101,080	107,862

12.
Investments accounted for using the equity method.

Investment accounted for using the equity method as of June 30, 2024, and December 31, 2023, are as follows:

	As of June 30, 2024
Classification	Company	Captivision Korea stake holding ratio	G-FRAME stake holding ratio	Location	Financial statement date	Business type
Associates	Chenjin chungjeolneung Ltd.	33.00%	0.00%	China	2023.12.31	Manufacturing
	G-SMATT JAPAN	28.73%	11.43%	Japan	2024.06.30	Retail
	G-SMATT HONGKONG	20.00%	7.40%	Hongkong	2023.12.31	Retail

	As of December 31, 2023
Classification	Company	Captivision Korea stake holding ratio	G-FRAME stake holding ratio	Location	Financial statement date	Business type
Associates	Chenjin chungjeolneung Ltd.	33.00%	0.00%	China	2023.12.31	Manufacturing
	G-SMATT JAPAN	28.73%	11.43%	Japan	2023.12.31	Retail
	G-SMATT HONGKONG	20.00%	7.40%	Hongkong	2023.12.31	Retail

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Summary financial statements for associates are follows:

(Unit: USD)
	As of June 30, 2024
Classification	Company	Assets	Liabilities	Sales	Net income (loss)	Comprehensive income
Associates	Chenjin chungjeolneung Ltd	26,554,391	32,011,592	-	(290,098)	(290,098)
	G-SMATT JAPAN	11,559,298	6,537,711	4,741,676	270,045	270,045
	G-SMATT HONGKONG	283,826	4,821,947	-	(268,417)	(268,417)

(Unit: USD)
		As of December 31, 2023		For the six months ended June 30, 2023
Classification	Company	Assets	Liabilities	Sales	Net income (loss)	Comprehensive income
Associates	Chenjin chungjeolneung Ltd.	26,554,391	32,011,592	-	(290,098)	(290,098)
	G-SMATT JAPAN	12,112,804	6,686,081	3,303,183	16,520	16,520
	G-SMATT HONGKONG	283,826	4,821,947	-	(268,417)	(268,417)

The management determined to fully impair the remaining balance of its equity method investment in G-SMATT Japan as of December 31, 2023. This decision was derived from the substantial net loss sustained by G-SMATT Japan in 2022 and 2021, combined with concerns regarding the reliability of the financial information, given that G-SMATT Japan’s financial statements have not been audited in the past. Consequently, management does not foresee any prospects for future economic recovery from this investment.

					(Unit: USD)
	As of June 30, 2024
Company	Net asset (a)	Stake holding ratio (b)	Net asset applied to stake holding ratio (a*b)	Goodwill	Book value
Chenjin chungjeolneung Ltd.(*)	(5,457,201)	33.00%	-	-	-
G-SMATT JAPAN	5,021,587	40.16%	-	-	-
G-SMATT HONGKONG(*)	(4,538,121)	27.40%	-	-	-
Total					-

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

					(Unit: USD)
	As of December 31, 2023
Company	Net asset (a)	Stake holding ratio (b)	Net asset applied to stake holding ratio (a*b)	Goodwill	Book value
Chenjin chungjeolneung Ltd.	(5,457,201)	33.00%	-	-	-
G-SMATT JAPAN	5,426,723	40.16%	-	-	-
G-SMATT HONGKONG	(4,538,121)	27.40%	-	-	-
Total					-

13.
Tangible assets

Property, plant and equipment as of June 30, 2024, and December 31, 2023, are as follows:

						(Unit: USD)
As of June 30, 2024
Classification	Beginning	Acquisition	Disposal	Depreciation	Others (*)	Ending
Lands	5,312,578	-	-	-	(334,048)	4,978,530
Buildings	3,010,192	-	-	(59,008)	(187,965)	2,763,219
Structures	9,121	-	-	(288)	(568)	8,265
Machineries	1,869,913	-	-	(145, 752)	(114,336)	1,609,825
Vehicles	12,059	-	-	(1,747)	(719)	9,593
Tools	232	-	-	(39)	(13)	180
Furniture	44,867	13,682	-	(11,779)	(2,300)	44,470
Facilities	43,218	-	-	(9,181)	(2,513)	31,524
ROU assets	184,298	18,193	(30,813)	(123,231)	(8,568)	39,879
Total	10,486,478	31,875	(30,813)	(351,025)	(651,030)	9,485,485

(*) Others are due to differences in foreign currency translations associated with overseas subsidiaries.

							(Unit: USD)
As of December 31, 2023
Classification	Beginning	Acquisition	Disposal	Depreciation	Impairments	Others (*)	Ending
Lands	5,449,778	-	-	-	-	(137,200)	5,312,578
Buildings	3,214,244	-	-	(122,017)	-	(82,036)	3,010,192
Structures	9,974	-	-	(596)	-	(258)	9,121
Machineries	2,085,058	173,609	-	(316,424)	(19,004)	(53,326)	1,869,913
Vehicles	16,111	-	(1)	(3,612)	-	(439)	12,059
Tools	12,786	-	-	(12,373)	-	(181)	232
Furniture	67,591	17,606	-	(37,222)	-	(3,109)	44,867
Facilities	64,781	-	-	(19,751)	-	(1,812)	43,218
ROU assets	134,847	298,077	(1,589)	(244,122)	-	(2,915)	184,298
Total	11,055,170	489,292	(1,590)	(756,117)	(19,004)	(281,273)	10,486,478

(*) Others are due to differences in foreign currency translations associated with overseas subsidiaries.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

14.
Intangible assets

Intangible assets as of June 30, 2024, and December 31, 2023, are as follows:

					(Unit: USD)
As of June 30, 2024
Classification	Beginning	Acquisition	Disposal	Amortization	Difference in Foreign currency translation	Ending
Industrial rights	33,460	-	(3)	(7,361)	(1,940)	24,156
Software	60,365	903	-	(25,125)	(3,257)	32,886
Trademark	7	-	-	-	(0)	7
Distribution rights	-	-	-	-	-	-
Total	93,832	903	(3)	(32,486)	(5,197)	57,049

						(Unit: USD)
As of December 31, 2023
Classification	Beginning	Acquisition	Disposal	Amortization	Impairment	Difference in Foreign currency translation	Ending
Industrial rights	59,339	-	(1,912)	(22,252)		(1,715)	33,460
Software	134,639	15,309	-	(85,550)		(4,033)	60,365
Trademark	27	-	-	(19)		(1)	7
Distribution rights	5,845,516	-	-	(1,739,537)	(4,070,331)	(35,648)	-
Total	6,039,521	15,309	(1,912)	(1,847,358)	(4,070,331)	(41,397)	93,832

Distribution Rights

Captivision Korea

On July 31, 2015, Captivision Korea granted exclusive distribution rights for Captivision Korea’s products for 10 years to G-SMATT Global, a former related party of Captivision Korea. Captivision Korea received USD 8,571,404 from G-SMATT Global as consideration for granting exclusive distribution rights. Per the agreement, if G-SMATT Global regrants this distribution rights to another party, Captivision Korea is subject to receive 50% of the consideration received from another party for regranting the distribution rights.

On March 7, 2019, the agreement between Captivision Korea and G-SMATT Global was amended so that Captivision Korea can distribute the Company’s products. As a result, Captivision Korea acquired 50% of the consideration received from G-SMATT Global in connection with the original agreement made on July 31, 2015, for this distribution right as intangible assets. The amount paid to G-SMAAT is being amortized by the Company using the straight-line method over the remaining period of the original contract term.

In 2022, the Company received a valuation on USD 1,593,310 of Captivision Korea’s distribution right by third party, and it was concluded that the recoverable amount exceeded the book balance as of December 31, 2022. However, after 2022, the management held an internal discussion and determined that there is no foreseeable potential for future benefits from this asset. Consequently, management decided to write off the remaining balance of the exclusive distribution rights as of December 31, 2023, following an assessment that determined its value-in-use to be zero.

G-SMATT America

On June 15, 2016, exclusive distribution and license agreement was made for 10 years between G-SMATT Global, a former related party of Captivision Korea, and G-SMATT America. Per the agreement, in consideration for the exclusive territorial distribution rights and license granted to, G-SMATT America paid a one-off, non-refundable royalty fee of USD 8,571,404. Per the exclusive distribution right agreement made between Captivision Korea and G-SMATT Global, though, 50% of the consideration received when regranting the exclusive distribution right to another party should be paid to Captivision Korea.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Accordingly, 50% of the consideration received from G-SMATT America was paid to Captivision Korea by G-SMATT Global after finalizing the exclusive distribution contract with G-SMATT America.

In 2022, the Company received a valuation on USD 3,120,320 of G-SMATT America’s distribution right by third party, and it was concluded that the recoverable amount exceeded the book balance as of December 31, 2022. However, since this assessment, management held internal discussion and determined that there’s no foreseeable potential for future benefits from this asset. Consequently, management decided to write off the remaining balance of the exclusive distribution rights as of December 31, 2023, following an assessment that determined its value-in-use to be zero.

G-SMATT Europe

On March 27, 2017, G-SMATT Global and G-SMATT Europe made exclusive distribution and license agreements for an initial term of 10 years. For the exclusive territorial distribution rights and license granted, G-SMATT Europe paid USD 2,762,760, and it is being amortized using the straight-line method over a useful life of 10 years. As in the case when exclusive distribution contract made with G-SMATT America, 50% of the consideration received from G-SMATT Europe was paid by G-SMATT Global to Captivision Korea, accordingly.

In 2022, the Company received a valuation on USD 1,131,886 of G-SMATT Europe’s distribution right by a third party, and it was concluded that the recoverable amount exceeded the book balance as of December 31, 2022. However, since this assessment, management held internal discussions and determined that there’s no foreseeable potential for future benefits from this asset. Consequently, management decided to write off the remaining balance of the exclusive distribution rights as of December 31, 2023, following an assessment that determined its value-in-use to be zero.

In September 2024, following the disposal of the Company’s interest in G-SMATT Europe, the distribution agreement was terminated in accordance with a termination agreement between G-SMATT Europe and Captivision Korea.

15.
Deposits

Other non-current assets as of June 30, 2024, and December 31, 2023, are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Leasehold deposits, net (*)	160,973	186,573
Other deposits	-	-
Total	160,973	186,573

(*) Related to the lease deposit paid for the office, warehouse, employees’ dormitory, and corporate leased vehicle.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

16.
Leases

Changes in Right-of-Use assets as of June 30, 2024 and December 31, 2023, are as follows:

						(Unit: USD)
As of June 30, 2024
Classification	Beginning	Acquisition	Depreciation	Contract termination	Loss from translating foreign operations	Ending
Buildings	158,962	18,193	(105,197)	(30,813)	(7,376)	33,769
Vehicles	25,336	-	(18,034)	-	(1,192)	6,110
Total	184,298	18,193	(123,231)	(30,813)	(8,568)	39,879

						(Unit: USD)
As of December 31, 2023
Classification	Beginning	Acquisition	Depreciation	Change in contract	Contract termination	Loss from translating foreign operations	Ending
Buildings	104,083	276,290	(217,724)	-	(1,589)	(2,098)	158,962
Vehicles	30,764	21,787	(26,398)	-	-	(817)	25,336
Total	134,847	298,077	(244,122)	-	(1,589)	(2,915)	184,298

Changes in lease liabilities as of June 30, 2024 and December 31, 2023, are as follows:

						(Unit: USD)
As of June 30, 2024
Classification	Beginning	Acquisition	Interest	Payments	Contract termination	Loss from transacting foreign operations	Ending
Liabilities	179,237	16,411	5,090	(124,384)	(29,582)	(8,323)	38,449

							(Unit: USD)
As of December 31, 2023
Classification	Beginning	Acquisition	Interest	Payments	Change in contract	Contract termination	Loss from transacting foreign operations	Ending
Liabilities	133,182	281,854	16,033	(247,419)	-	(1,510)	(2,903)	179,237

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Amount recognized of profit or loss in relation to the lease is as follows:

		(Unit: USD)
Classification	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Right-of-Use assets
Buildings	105,197	106,587
Vehicles	18,034	7,815
Subtotal	123,231	114,402
Interest expense relating to lease liabilities	5,090	6,301
Expense relating to leases of low-value assets that are not short-term leases	16,448	9,840
Expense relating to short-term leases	133,778	141,293
Miscellaneous loss (profit)	(1,121)	(91)
Subtotal	154,195	157,343
Total	277,426	271,745

The total cash payments for leases for the six months ended June 30, 2024 and 2023, are as follows:

	(Unit: USD)
Classification	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Repayments of lease (Cash Flow)	124,384	116,502
Expense relating to leases of low-value assets that are not short-term leases	16,448	9,840
Expense relating to short-term leases	133,778	141,293
Total Cash payments for leases	274,610	267,635

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

17.
Insured assets

Insured assets as of June 30, 2024, are as follows:

		(Unit: USD)
Insurance	Insured assets	Insured amount	Notes
Package Insurance	Buildings, machineries, inventories etc.	14,622,952	Hana insurance
Fire insurance	Buildings, machineries, inventories etc.	2,499,945	Meritz fire
Car insurance	Cars	16,114	KB insurance, etc.
Total		17,139,011

Insured assets as of December 31, 2023, are as follows:

		(Unit: USD)
Insurance	Insured assets	Insured amount	Notes
Package Insurance	Buildings, machineries, inventories etc.	15,604,119	Meritz fire
Fire insurance	Buildings, machineries, inventories etc.	2,667,686	Meritz fire
Car insurance	Cars	19,235	Hyundai insurance, etc.
Total		18,291,040

In addition to the above insurance, the Company subscribes to industrial accident insurance for employees, comprehensive insurance for vehicle transportation equipment, and liability insurance.

18. Other current payables and liabilities

Other payables as of June 30, 2024 and December 31, 2023, are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Non-trade Payables (*)	27,391,768	25,324,072
Accrued Expense	6,807,023	1,518,801
Total	34,198,791	26,842,873

(*) As of June 30, 2024 and December 31, 2023, the balance of non-trade payables primarily consists of USD 17,011,861 and USD 17,361,197, respectively, of legal and other professional fees incurred in preparation for and execution of the De-SPAC transaction, which are non-recurring. The Company has entered into deferred fee agreements ("DFA") with numerous transaction advisors to spread payments over two years. The current balance represents 50% of the total deferred fee payables.

Other current liabilities as of June 30, 2024 and December 31, 2023, are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Withholdings	38,972	21,184
Value added tax withheld	208,478	207,310
Advance Received	2,515,524	746,417
Total	2,762,974	974,911

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

19. Other non-current payables and liabilities

Other non-current payables as of June 30, 2024 and December 31, 2023, are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Long-term Accounts Payable (*)	9,176,992	7,838,339
(Present Value Discount)	-	-
Total	9,176,992	7,838,339

(*) As of June 30, 2024 and December 31, 2023, the balance of long-term accounts payable entirely consists of professional fees incurred in preparation for and execution of the De-SPAC transaction, which are non-recurring.

Other non-current liabilities as of June 30, 2024 and December 31, 2023, are as follows:

(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Long-term Leasehold Deposits Received	-	-
Total	-	-

20. Product warranty provision

The Company provides maximum of two years of warranty for all products. The amount of product warranty provision as of June 30, 2024 and December 31, 2023, are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Product warranty provision	31,528	30,957
Total	31,528	30,957

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

21. Borrowings

Borrowings as of June 30, 2024, are as follows:

			(Unit: USD)
Type of borrowing	Borrowing from	Interest rate	As of June 30, 2024
Short-term borrowings	SBI Savings Bank	8.94%	629,800
	KEB Hana Bank	5.37%	1,013,472
	Whale Investment	8.00%	3,257,588
	Samsung Securities Co., Ltd	8.0%	580,937
	Ulmus-Solon Technology Investment Partnership 1st Joint Business Execution Cooperative	12.00%	232,375
	Yu Ha Asset	12.00%	723,909
	William Isam Company	4.00%	191,639
	Blooming Innovation	10.0%	72,391
	Four Season SPA	12.0%	14,477
	Others		6,665,723
	Subtotal		13,382,311
Current portion of long-term liabilities	United asset management Ltd.	6.00~7.38%	1,228,701
Convertible bond(*)	Joon Soo Jeon	10.0%	969,314
	Daesun, Inc	10.0%	894,750
	Convertible Promissory Note-February	-	1,250,000
	Convertible Promissory Note-April	-	1,175,000
	Subtotal		4,289,064
Long-term Borrowings	KEB Hana Bank	5.69%	3,981,497
	BioX	6.00%	398,150
	Korea Finance for Construction	1.57%	44,494
	JGG SPAC Holdings	-	100,000
	Others	2.5~5%	694,340
	Subtotal		5,218,481
	Total		24,118,557

(*) On July 16, 2024, the Company and Captivision Korea entered into contribution agreements with Joon Soo Jeon and Daesun, Inc. Under these agreements, Joon Soo Jeon and Daesun, Inc. agreed to contribute their outstanding balances under the CB agreements with Captivision Korea to the Company. In exchange, the Company will issue its ordinary shares at a conversion price of USD 3.00 per share, as part of a debt-to-equity conversion transaction.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Borrowings as of December 31, 2023, are as follows:

			(Unit: USD)
Type of borrowing	Borrowing from	Interest rate	As of December 31, 2023
Short-term borrowings	SBI Savings Bank	9.37%	672,059
	KEB Hana Bank	5.59%	1,158,722
	Whale Investment	8.00%	3,476,165
	Samsung Securities Co., Ltd	6.0%	619,916
	Powergen	11.0%	749,307
	Ulmus-Solon Technology Investment Partnership 1st Joint Business Execution Cooperative	6.00%	247,966
	Yu Ha Asset	12.00%	772,481
	William Isam Company	4.00%	190,632
	BioX	5.0%	314,846
	Others	1%~36%	5,309,225
	Subtotal		13,511,319
Current portion of long-term liabilities	United asset management Ltd.	6~7.38%	1,620,136
Convertible bond (**)	Charm Savings Bank	10.0%	1,961,792
Long-term Borrowings	KEB Hana Bank	5.90%	4,248,646
	Others	2.5~5%	615,727
	Subtotal		4,864,373
	Total		21,957,620

(**) On August 21, 2023, Charm Savings Bank and Bluming Innovation Co., Ltd (“Purchaser”) executed a convertible bond purchase agreement for the sale and transfer of a convertible bond with an aggregate principal amount of USD 1,931,203, equivalent to KRW 2,500,000,000 to the Purchaser. Joon Soo Jeon and Daesun, Inc. purchased CB from Bluming Innovation for amounts of USD 1,004,226, equivalent to KRW 1,300,000,000 and USD 926,977, equivalent to KRW 1,200,000,000 on February 19 and April 1, 2024, respectively.

22.
Pension and other employee obligations

Defined benefit liabilities as of June 30, 2024 and December 31, 2023, are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Present value of defined benefit obligations	1,699,913	1,942,451
Fair value of plan assets	(111,939)	(116,768)
Net defined benefit obligations	1,587,974	1,825,683

The details of changes in the defined benefit obligation are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Beginning	1,942,451	1,459,979
Current service cost	247,838	394,636
Re-measurement element
- Actuarial gain due to changes in financial assumptions	-	279,938
Payment made	(370,975)	(157,519)
Foreign currency translation differences for foreign operations	(119,401)	(34,583)
Ending	1,699,913	1,942,451

The details of changes in the planned assets are as follows:

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Beginning	116,768	118,121
Re-measurement Element
- Gain from plan assets	2,570	6,455
- Actuarial gain due to changes in financial assumptions	-	(4,894)
Foreign currency translation differences for foreign operations	(7,399)	(2,914)
Ending	111,939	116,768

The details of the composition of planned assets are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Deposit	111,939	116,768

The details of major actuarial assumptions are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Expected salary increase rate	4,50%	4,50%
Discount rate	4.32%	4.32%

23.
Share capital

Share capital as of June 30, 2024, is as follows:

As of June 30, 2024
	Number of ordinary	Share capital
Classification	shares	$
Inception, February 24, 2023 – par value $ 0.0001	1	0
Cancellation of treasury shares	(1)	(0)
Shares issued in merger with JGGC	11,870,336	1,187
Shares issued in exchange for Captivision Korea	17,109,492	1,711
December 31, 2023 – par value $0.0001	28,979,828	2,898
Issuance of shares for payment of debt	177,814	18
June 30, 2024 – par value $0.0001	29,157,642	2,916

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

24.
Other capital items and accumulated other comprehensive income.

Details of other capital items and accumulated other comprehensive income as of June 30, 2024, and December 31, 2023, are as follows:

		(Unit: USD)
Classification	As of June 30, 2024	As of December 31, 2023
Changes in equity from equity method	(353,543)	(353,543)
Stock options	5,273,139	4,830,518
Treasury stock (*)	(568,467)	(568,467)
Gains on sale of treasury stock	(410,453)	(410,453)
Consideration for conversion rights	98,951	98,951
Other capital surplus	(51,043)	(51,043)
Total	3,988,584	3,545,963

(*) The treasury stock pertains to shares repurchased by the Company from Captivision Korea shareholders who opted for redemption in connection with the De-SPAC transaction.

The composition of accumulated other comprehensive income as of June 30, 2024, and December 31, 2023, are as follows:

				(Unit: USD)
As of June 30, 2024
Classification	Beginning	Increase	Re-classification into profit and loss
		(decrease)	(Retained earnings)	Ending
Gain from FVOCI	2,688	-	-	2,688
Exchange difference on translating foreign operations	749,855	606,475		1,356,330
Total	752,543	606,475	-	1,359,018

				(Unit: USD)
As of December 31, 2023
Classification	Beginning	Increase	Re-classification into profit and loss
		(decrease)	(Retained earnings)	Ending
Gain from FVOCI	-	2,688		2,688
Exchange difference on translating foreign operations	1,933,924	(1,184,069)		749,855
Total	1,933,924	(1,181,381)	-	752,543

25.
Selling and administrative expenses

Details of selling and administrative expenses for the six months ended June 30, 2024, and 2023, are as follows:

(Unit: USD)
Classification	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Salaries	2,920,145	1,141,405
Sundry allowances	52,576	57,297
Severance benefit	143,531	99,964
Employee benefits	205,711	132,452
Travel expenses	147,128	176,755
Entertainment expenses	18,732	30,181
Communication expenses	6,974	8,259
Utilities	2,260	3,218
Electricity	32,736	24,449
Taxes and dues	48,098	56,518
Depreciation	135,228	147,364
Rent	175,754	182,295
Repairing cost	7,580	8,072
Insurance	723,853	19,396
Vehicle maintenance	4,862	7,283
Research and development expenses	109,496	142,249
Transportation	20,273	69,286
Training	77	797
Publication expenses	12,183	5,551
Office supplies	2,205	8,977
Consumable supplies	32,300	21,599
Commission	1,755,129	584,228
Professional fee	6,882,034	574,749
Advertisement expense	95,540	179,088
Bad debt expenses	2,085,905	-
Product warranty expense	10,719	4,198
Miscellaneous expense	716	6,581
Amortization	4,323	877,499
Employee share compensation Cost	442,621	411,384
Total	16,078,689	4,981,094

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

26.
Finance income and finance costs

Details of finance income for the six months ended June 30, 2024, and 2023, are as follows:

		(Unit: USD)
Classification	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Interest Income	24,356	14,926
Gain from foreign currency transactions	54,784	21,918
Gain from foreign currency translation (*)	401,539	156,232
Gain from fair value of derivative warrant liabilities	78,211	-
Total	558,890	193,076

(*) Gain from foreign currency translation represents the increase in the value of foreign-denominated assets or liabilities when translated into the reporting currency due to change in exchange rates.

Details of finance costs for the six months ended June 30, 2024, and 2023, are as follows:

		(Unit: USD)
Classification	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Interest expense	2,041,338	839,956
Loss from foreign currency transactions	19,243	2,673
Loss from foreign currency translation	23,018	42,581
Total	2,083,599	885,210

27.
Other income and other expenses

Details of other income for the six months ended June 30, 2024, and 2023, are as follows:

		(Unit: USD)
Classification	For the six months	For the six months
	ended June 30,	ended June 30,
	2024	2023
Gain from equity method	-	6,634
Income from disposal of tangible assets	1,121	91
Reversal of allowance for bad debts	13,825	-
Miscellaneous	1,212	11,293
Dividend income	1,319	833
Total	17,477	18,851

Details of other expenses for the six months ended June 30, 2024, and 2023, are as follows:

		(Unit: USD)
Classification	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Loss from disposal of intangible assets	3	-
Miscellaneous loss	430,498	69,927
Other allowance for other receivables and prepayments	(203,265)	-
Donation	-	37,812
Total	227,236	107,739

28. Corporate income tax expenses (benefit)

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Details of corporate income tax expense (benefit) for the six months ended June 30, 2024, and 2023, are as follows:

		(Unit: USD)
Classification	For the six months ended 2024	For the six months ended 2023
Corporate tax paid(refund)	-	(3,035)
Changes in deferred tax due to temporary differences	-	23,116
Corporate tax expense directly reflected in capital	-	-
Others (*)	-	-
Income tax expense (benefit)	-	20,081

(*) The Company has elected not to recognize deferred tax assets due to the determination that it was improbable that taxable profit could be generated to offset the deductible temporary differences. Consequently, the amounts of deferred tax assets previously recognized have been recognized as corporate tax expense in the year 2023.

The details of the increase or decrease in temporary differences deducted or added from future corporate income tax for the six months ended June 30, 2024 and year ended December 31, 2023, are as follows:

				(Unit: USD)
As of June 30, 2024
	Temporary differences to be deducted (additional) for the current year				Deferred tax assets (liabilities)
Classification	Beginning	-	Inc (Dec)	Ending
Provision for retirement benefits	1,689,974		(106,263)	1,583,711	330,996
Retirement pension assets	(116,768)		7,342	(109,426)	(22,870)
Accumulated depreciation_1	1,165,723		(73,299)	1,092,424	228,317
Accumulated depreciation_2	490,510		(30,843)	459,667	96,070
Investment in subsidiaries and associates	46,341,396		(2,913,886)	43,427,510	9,076,350
Available-for-sale	(187,507)		11,790	(175,717)	(36,725)
Revaluation of non-current financial asset	29,380		(1,848)	27,532	5,754
Capital change from equity method	560,867		(35,266)	525,601	109,851
Raw material allowance	208,834		(13,131)	195,703	40,902
Provision for warranties	30,957		(1,946)	29,011	6,063
Accrued income	(243,741)		15,326	(228,415)	(47,739)
Loss on equity method investment impairment	4,066,707		(255,709)	3,810,998	796,499
Lease liabilities	161,586		(10,160)	151,426	31,648
Rent deposits	9,237		(580)	8,657	1,809
Right of use assets	(165,171)		10,385	(154,786)	(32,350)
Bad debt	7,204,865		(453,033)	6,751,832	1,411,133
Net operating loss	12,968,581		453,033	13,421,614	2,805,117
Gain from equity method	(3,315,592)		208,480	(3,107,112)	(649,386)
Convertible bond	30,589		(1,923)	28,666	5,991
Total	70,930,427		(3,191,531)	67,738,896	14,157,430
Valuation allowance					(14,157,430)
Deferred tax asset, net					-

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

			(Unit: USD)
For the year ended 2023
	Temporary differences to be deducted (additional) for the current year			Deferred tax assets (liabilities)
Classification	Beginning	Inc (Dec)	Ending
Loss on foreign currency translation	136,353	(136,353)	-	-
Gain from foreign currency translation	(65,353)	65,353	-	-
Provision for retirement benefits	1,315,937	374,037	1,689,974	353,205
Retirement pension assets	(118,121)	1,353	(116,768)	(24,405)
Accumulated depreciation_1	1,195,828	(30,105)	1,165,723	243,636
Accumulated depreciation (revaluation)	-	-	-	-
Machineries (revaluation)	-	-	-	-
Land (revaluation)	-	-	-	-
Accumulated depreciation_2	503,178	(12,668)	490,510	102,517
Investment in subsidiaries and associates	43,979,927	2,361,469	46,341,396	9,685,352
Available-for-sale	(192,349)	4,842	(187,507)	(39,189)
Revaluation of non-current financial asset	30,139	(759)	29,380	6,140
Capital change from equity method	575,352	(14,485)	560,867	117,221
Raw material allowance	196,385	12,449	208,834	43,646
Provision for warranties	36,099	(5,142)	30,957	6,470
Trade receivables	3,397,671	(3,397,671)	-	-
Short-term borrowings	6,407,370	(6,407,370)	-	-
Other receivables	420,117	(420,117)	-	-
Accrued income	335,158	(578,899)	(243,741)	(50,942)
Advanced payment	149,420	(149,420)	-	-
Loss on equity method investment impairment	2,187,346	1,879,361	4,066,707	849,942
Lease liabilities	122,962	38,624	161,586	33,771
Rent deposits	7,483	1,754	9,237	1,931
Right of use assets	(124,051)	(41,120)	(165,171)	(34,521)
Bad debt	-	7,204,865	7,204,865	1,505,817
Net operating loss	20,173,446	(7,204,865)	12,968,581	2,710,433
Gain from equity method	-	(3,315,592)	(3,315,592)	(692,959)
Convertible bond	-	30,589	30,589	6,393
Total	80,670,297	(9,739,870)	70,930,427	14,824,458
Valuation allowance				(14,824,458)
Deferred tax asset, net				-

Statutory tax rate in Republic of Korea is 20.9% for fiscal year 2024 and 2023.

The future feasibility of deferred tax assets is evaluated by considering various factors such as the Company's ability to generate taxable income during the period when temporary differences are realized, the overall economic environment, and the outlook for the industry. The Company is reviewing these matters periodically. Management reserved a valuation allowance of approximately 80% of the total deferred tax assets calculated as of December 31, 2022. This allowance was increased to 100% as of December 31, 2023, due to the management’s assessment that generating taxable profit to offset deductible temporary difference was doubtful. Consequently, the amounts of deferred tax assets previously recognized have been recognized as corporate tax expense in the year 2023.

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

29. Related party transactions and balances

Details of related party transactions for the six months ended June 30, 2024, and 2023 are as follows:

					(Unit: USD)
For the six months ended 2024
		Sales		Purchase
Classification	Name	Sales	Other income	Raw material purchase	Other expense
Related parties	G-SMATT JAPAN	1,279,821	-	-	-
	BioX	73,297	592	-	59,401
	Kim, Houng-Ki	-	-	-	57,350
Total		1,353,118	592	-	116,751

There were no sales and purchase transactions made with related parties for the six months ended June 30, 2023.

The details of receivable and payable to related parties are as of June 30, 2024, and December 31, 2023, are as follows:

					(Unit: USD)
As of June 30, 2024
Name	Receivable			Payable
	Accounts receivable	Loans	Others	Accounts payable	Borrowing	Others
G-SMATT Japan	392,499	-	-	-	-	-
BioX	397,513	-	-	-	398,150	17,514
Kim, Houng-Ki	-	-	-	-	923,849	74,588
Korea Networks	-	-	-	-	1,123,588	-
Total	790,012	-	-	-	2,445,587	92,102

					(Unit: USD)
As of December 31, 2023
Name	Receivable			Payable
	Accounts receivable	Loans	Others	Accounts payable	Borrowing	Others
BioX(*)(**)	236,853	-	16,158	-	1,249,928	212,298
Kim, Houng-Ki	-	-	-	-	68,129	28,253
Korea Networks					1,121,029	-
Orhan	-	-	-	-	244,914	20,566
Lee, Ho-Joon	-	-	-	-	332,736	69,488
Total	236,853	-	16,158	-	3,016,736	330,605

(*) The Company has recognized an allowance for doubtful accounts of USD 230,498 for the outstanding balance of accounts receivable USD 467,351.

(**) On February 9, 2023, the Company entered into an agreement with BioX to transfer its ownership of the assets related to Trinit (subsequently renamed Yongsan Holdings Co., Ltd.). The Company has recognized a full allowance for doubtful accounts on the entire outstanding balance of USD 4,091,557 as it is doubtful that BioX will collect the deposit from Yongsan Holdings Co., Ltd.

Compensation for key management for the six months ended June 30, 2024, and 2023, are as follows:

(Unit: USD)

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

Classification	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Salaries and Retirement benefit	2,296,039	561,529

Key management include directors (including non-executive directors) and auditors who have significant authority and responsibility for the planning, operation, and control of our activities.

30. Commitment and Contingency

Litigation

In the ordinary course of business, the Company may become involved in claims and legal actions. While the final resolution of these proceedings may have an impact on the consolidated financial statements for a particular period, the Company does not believe these matters are material to its financial position or results of operations.

SANGSANGIN Savings Bank

On November 2, 2023, a lawsuit was filed in the Suwon, Korea Division court against Captivision Korea by SANGSANGIN SAVINGS Bank and SANGSANGIN PLUS SAVINGS BANK Co., Ltd (collectively referred to as “SANGSANGIN Bank”). The suit alleges that Captivision Korea must return a full deposit of USD 1,447,817, equivalent to KRW 2,000,000,000, as stipulated by a factory and equipment lease contract between Captivision Korea (as the Lessor) and G-SMATT Global Co., Ltd. (as the Lessee), along with a lease deposit transfer agreement between G-SMATT Global Co., Ltd. (as the Transferor) and SANGSANGIN Bank (as the Transferee). The Company contends that it is only obliged to return USD 217,173, equivalent to KRW 300,000,000 of the lease deposit, after offsetting receivables from G-SMATT Global Co., Ltd.

Due to the preliminary stage of the lawsuit and the inherent uncertainties of litigation, the Company cannot currently estimate a reasonably possible loss or the potential range of losses resulting from this case. As of December 31, 2023, the Company has only recorded a loss contingency of USD 217,173, equivalent to KRW 300,000,000 as a payable deposit to SANGSANGIN Bank.

Trinit

On January 24, 2019, the Company sold its investment in shares of G-SMATT Global to Trinit Co. Ltd. (Trinit). Trinit subsequently changed its name to YongSan Holding Co., Ltd. Pursuant to the terms of the sales agreement, Trinit withheld approximately USD 3,924,979 from the total sales proceeds as a security deposit for contingent claims that may occur during post-acquisition for the period of five years from the date of the acquisition. On March 15, 2019, an amended agreement was executed, which extended the period of claiming for damages, if any, to December 31, 2019.

The Company filed suits against Trinit and certain individuals related to Trinit on June 23, 2021, in Republic of Korean Seoul Central District Court. The principal charge being made is that Trinit and its related people breached certain obligations which they had to the Company in connection with refund of the deposit. On June 2, 2022, the court awarded the Company USD 150,410, a portion of the deposit, 5% interest calculated up to July 2, 2021, and an additional 12% interest from the day of the judgement until the day its fully paid. Trinit and the Company appealed the case to the Appellate Court.

On February 9, 2023, Captivision Korea (former GLAAM) entered into an agreement with BioX to transfer its ownership of the assets related to Trinit Co., Ltd. As part of the agreement, BioX made an initial payment of USD 0.2 million and agreed to pay the balance of USD 4.1 million by December 29, 2023. BioX entered into a new agreement with Captivision Korea on October 31, 2023 to amended the payment terms. The new agreement nullified the previous agreement, and payment terms were amended so that USD 1,447,817 and USD 2,386,469 are to be paid by September 30, and December 31, 2024, respectively. BioX’s pursuit of collection of the amounts from Trinit is currently on-going. The Company has recognized a full allowance for doubtful accounts on the entire outstanding balance of USD 3,834,286 receivable from BioX as it is doubtful that BioX will collect the deposit from Yongsan Holdings Co., Ltd.

Contingent liabilities and agreements as of June 30, 2024, and 2023, are as follows:

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

				(Unit: USD)
		As of June 30, 2024
Lender	Type	Credit limit	Use	Residual
United asset management Ltd	Facility Loan	1,228,701	1,228,701	-
KEB Hana Bank	Working capital Loan	1,013,472	1,013,472	-
	Facility Loan	3,981,497	3,981,497	-
SBI Savings Bank	Operating loan	629,800	629,800	-
Barclays	Bounce Back Loan	61,391	61,391	-
Total		6,914,861	6,914,861	-

				(Unit: USD)
		For year ended 2023
Lender	Type	Credit limit	Use	Residual
United asset management Ltd	Facility Loan	1,620,136	1,620,136	-
KEB Hana Bank	Working capital Loan	1,158,722	1,158,722	-
	Facility Loan	4,248,646	4,248,646	-
SBI Savings Bank	Operating loan	672,059	672,059	-
Barclays	Bounce Back Loan	61,251	61,251	-
Total		7,760,814	7,760,814	-

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

31. Cash flows

Cash flows from operating activities for the six months ended June 30, 2024, and 2023, are as follows:

		(Unit: USD)
	For the six months	For the six months
Classification	ended 2024	ended 2023
a. Net profit(loss)	(9,290,790)	452,251
b. Adjustment	4,510,066	2,785,141
Corporate tax benefit	-	20,081
Depreciation	351,025	372,351
Amortization	32,486	930,576
Bad debt	2,085,905	-
Other allowance for other receivables and prepayments	(203,265)	-
Stock compensation costs	442,621	411,384
Defined benefit expense	245,268	198,499
Interest expense	2,041,338	846,257
Loss on foreign currency translation	23,018	34,555
Product warranty expense	10,719	4,198
Loss from disposal of Intangible Assets	3	-
Interest income	(24,356)	(14,926)
Gain from equity method	-	(6,634)
Gain from foreign currency translation	(401,539)	(11,109)
Gain from disposition of tangible assets	(1,121)	(91)
Gain from fair value of derivative warrant liabilities	(78,211)	-
Reversal of allowance for doubtful accounts	(13,825)	-
c. Changes in working capital	773,572	(8,822,275)
Decrease (increase) in trade receivables	(7,439,088)	(8,317,588)
Decrease (increase) in other receivables	14,233	311,226
Decrease (increase) in accrued income	5,907	(1,616)
Decrease (increase) in advance payments	(316,688)	(1,225,046)
Decrease (increase) in prepaid expenses	(71,277)	(4,130)
Decrease (increase) in inventory	635,251	(930,403)
Decrease (increase) in non-current accounts receivable	(876,843)	(1,791,250)
Increase (decrease) in trade payables	515,628	(309,814)
Increase (decrease) in Non-trade Payables	3,265,745	3,329,440
Increase (decrease) in Withholdings	19,567	3,034
Increase (decrease) in value added tax withheld	14,526	10,654
Increase (decrease) in advance income	144,248	142,132
Increase (decrease) in Accrued Expenses	5,104,289	143,793
Increase (decrease) in value added tax receivable	(4,904)	(11,000)
Increase (decrease) in Non-current Non-trade Payables	142,097	(26,762)
Payment of severance	(370,975)	(141,087)
Change in Product warranty provision	(8,144)	(3,858)
Cash flows generated from operating activities	(4,007,152)	(5,584,883)

Significant transactions without cash inflows and outflows for the six months ended June 30, 2024 and 2023 are as follows:

		(Unit: USD)
	For the six months	For the six months
Classification	ended 2024	ended 2023
Debt conversion	532,779	3,287,297
Total	532,779	3,287,297

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

32. Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to common stock by the number of common stocks in weighted average distribution, and the calculation details for the six months ended June 30, 2024, and 2023, are as follows:

Basic EPS	Earnings (Loss)	Weighted average number of shares	Per share amount
2024	(9,045,767)	28,995,240	(0.31)
2023	920,543	16,745,300	0.05

Prior to the reverse recapitalization, the EPS of the combined company is presented on the basis of Captivision Korea shares outstanding, adjusted using the share exchange ratio of 0.8008.

Diluted EPS is equal to basic EPS in 2021, 2022 and 2023 as the potentially diluted instruments were not in the money and therefore not dilutive.

33. Reverse Acquisition

On March 2, 2023, Jaguar Global Growth Corporation I (“JGGC”), Captivision Korea and the shareholders of Captivision Korea entered into a Business Combination Agreement whereby: (i) on November 15, 2023, JGGC merged with and into Captivision (“the Company” / “CAPT”), with the Company surviving the merger, and the security holders of JGGC became security holders of the Company, and (ii) on November 15, 2023, the Company acquired all of the issued and outstanding share capital of Captivision Korea from the shareholders of Captivision Korea in exchange for ordinary shares of the Company, such that Captivision Korea is a direct wholly owned and legal subsidiary of the Company.

In consideration for the merger between the Company and JGGC, each JGGC shareholder received one ordinary share and one warrant of the Company for each ordinary share and warrant they held in JGGC, respectively. Each ordinary share of Captivision Korea was acquired by the Company in exchange for 0.8008 ordinary shares of CAPT.

The merger of the Company and JGGC does not meet the definition of an IFRS 3 business combination. At the date of the merger, JGGC did not meet the definition of a business under IFRS 3 and as such the merger constitutes a reverse acquisition as opposed to a business combination.

After market close on November 15, 2023, JGGC’ ordinary shares, units and warrants ceased trading on The Nasdaq Stock Market LLC, and beginning on November 16, 2023, the Company’s ordinary shares and warrants began trading on Nasdaq under the symbols "CAPT" and “CAPTW”, respectively. Please see note 17 for further detail on the valuation of the warrants.

The acquisition of the share capital of Captivision Korea by the Company whereby Captivision Korea becomes a wholly owned and legal subsidiary of the Company, constitutes a reverse acquisition as the previous shareholders of Captivision Korea own a substantial majority of the Ordinary Shares of the Company. As the Company previously had no investment activities and was engaged in acquiring Captivision Korea and raising equity financing to provide the required funding for the operations of the acquisition and re-listing on the NASDAQ exchange, it did not meet the definition of a business as prescribed in IFRS 3. Accordingly, this reverse acquisition does not constitute a business combination and is accounted for in accordance with IFRS 2 Share-based Payments and associated IFRIC guidance.

Although, the reverse acquisition is not a business combination, the Company is a legal parent (accounting acquiree) and is required to apply IFRS 10 and prepare consolidated financial statements. The Company accounted for the transaction by applying reverse acquisition methodology, but rather than recognizing goodwill, the difference between the equity value given up by the Captivision Korea shareholders and the share of the fair value of net assets gained by the Captivision Korea shareholders is charged to the statement of profit or loss as a share based payment charge (the deemed acquisition cost), and represents in substance, the cost of acquiring a NASDAQ quoted listing. In accordance with reverse acquisition accounting principles, these consolidated financial statements represent a continuation of the financial statements of Captivision Korea and include:

a) The assets and liabilities of Captivision Korea at their pre-acquisition carrying amounts and the results for both years; and

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

b) The assets and liabilities of the Company as of November 15, 2023, and its results from November 15, 2023, to December 31, 2023. Included in consolidated profit/ (loss) for was a loss of USD 45,494,252 generated by the Company for the period November 15, 2023, to December 31, 2023.

On November 15, 2023, the Company issued 17,109,472 ordinary shares to acquire 21,365,404 shares of Captivision Korea. However, as Captivision Korea is determined to be the accounting acquirer, the fair value of the shares deemed to have been issued by Captivision Korea to acquire the Company is determined as USD 20,228,171.

(Unit: USD)
Fair value of net assets of Captivision comprising:	USD
Cash and cash equivalents	3,005,606
Warrants Liabilities	(1,513,761)
Fair value of net assets	1,491,845
Less : Fair value of consideration comprising
11,870,336 Captivision Inc. Conversion of shares in connection with the SPAC merger (*)	20,228,171
Reverse Acquisition Expense recognized in Consolidated Statement of Profit and Loss	18,736,326

(*) Captivision Inc. Conversion of shares in connection with the SPAC merger are as follows:

Shareholders	Shares(A)	Price per shares(B)	Total Value(C=AxB)
Former JGGC Shareholders (*)	11,708,336	1.70	19,904,171
Cohen and Outside the Box (**)	162,000	2.00	324,000
Total	11,870,336		20,228,171

(*) Price per share was applied as the closing price of Captivision Share price on November 15, 2023.

(**) Price per share was applied as Volume Weighted Average Price (“VWAP”) ($2.00) according to F-1/A.

The exceptional costs within the Consolidated Statement of Profit and Loss for the year ended December 31, 2023, comprised:

(Unit: USD)
2023
Reverse acquisition expense	18,736,326
Nasdaq listing expenses	26,884,034
Total	45,620,360

34. Warrant Liability

Warrants are classified as financial liabilities at fair value through profit and loss. The warrants were valued at the acquisition date November 15, 2023.

The key terms of the warrants are:

Warrant exercise.

Warrants are exercisable:

−
In the period from 30 days after the De-SPAC transaction;
−
to 15 November 2028 (“Expiry Date”), being the date five years after the De-SPAC transaction (“the Exercise Period”); and
−
in exchange for one ordinary CAPT Share (NASDAQ: CAPT) (“Share”) for a price of $11.50 (“Exercise Price”).

Public warrant redemption

The following terms apply to Public Warrants only:

−
CAPT may redeem the Public Warrants in whole and not in part during the Exercise Period for $0.10 per Warrant if the Shares trade at or above $10.00 but less than $18.00 per share for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

−
CAPT may redeem the Public Warrants in whole and not in part during the Exercise Period for $0.01 per Warrant if the Shares trade above $18.00 for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

Private warrant redemption

The following terms apply to Private Warrants only:

−
CAPT may redeem the Private Warrants in whole and not in part during the Exercise Period for $0.10 per Warrant if the Shares trade at or above $10.00 but less than $18.00 per share for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.
−
CAPT may not redeem the Private Warrants in whole and not in part if the Shares trade above $18.00; and
−
Private Warrant holders may not transfer their warrants to any party not defined as a permitted transferee.

Exercise after redemption notice

The Company is required to provide investors with 30 days’ notice of intention to redeem the Warrants (the “Redemption Notice Period”).

During the Redemption Notice Period, warrant holders may elect to exercise their Warrants on a cash basis (i.e., by paying the Exercise Price of $11.50 for a Share).

If redemption is triggered by the Shares trading between $10.00 and $18.00 per share, warrant holders may elect for a “Make Whole Exercise” in exchange for a pre-determined number of Shares on a cashless basis. The number of Make Whole shares is determined based on:

(1) the 10-day volume-weighted average price of the Shares in the 10 trading days following the notice of redemption, and

(2) the number of months elapsed since the De-SPAC transaction.

IFRS 13 Fair Value prescribes a fair value hierarchy made up of 3 levels of inputs based on the reliability of the underlying data used in establishing the fair value. Public Warrant liabilities, measured at fair value through profit and loss, qualify as Level 1 instruments, as they have observable inputs from public markets. However, due to a lack of trading activity, the estimated fair value of Public Warrants is classified as Level 2 instruments, where they remained through the end of the period on December 31, 2023. Private Warrant liabilities and Founder Warrants liabilities are classified as Level 2 instruments due to a make-whole provision that aligns their terms with those of the Public Warrants. Consequently, the Company has used the closing price of the public warrants to determine the fair value of the Private Warrants and Founder Warrants. These Private Warrants and Founder Warrants also classified as Level 2 liabilities as of June 30, 2024.

			(Unit: USD, Share)
	Number of	Number of	Number of	Fair value of
	Public	Private	Founder	warrant
	warrants	warrants	warrants	liability
Balance at December 31, 2023	11,499,990	11,950,000	1,779,368	2,018,349
Change in fair value	-	-	-	(78,211)
Balance at June 30, 2024	11,499,990	11,950,000	1,779,368	1,940,138

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

35. Share based compensation

The Company has incentive awards for employees, Earnout RSRs and converted options. The below table summarizes share-based compensation expense for the six months ended June 30, 2024 and 2023.

		(Unit: USD)
	2024	2023
RSRs compensation expense in administrative expense	13,875	-
Converted option compensation in administrative expense	428,746	411,384
Total	442,621	411,384

RSRs

On November 15, 2023, the Company granted the RSRs, which vest upon the satisfaction of a market condition. Compensation expense for RSRs is determined based upon the market price of the shares underlying the awards on the date of grant and expensed immediately on the grant date as there is no vesting period.

The key terms of the RSRs are:

−
Earnout period is from November 15, 2023, to November 15, 2026; and
−
upon the occurrence of triggering event I, II, III during the earnout period, RSRs shall automatically vest; and
−
“Triggering Event I” occurs when if the Shares trade at or above $12.00 per share for a 20 out of 30 trading day period occurring during the Earnout period; and
−
“Triggering Event II” occurs when if the Shares trade at or above $14.00 per share for a 20 out of 30 trading day period occurring during the Earnout period; and
−
“Triggering Event III” occurs when if the Shares trade at or above $16.00 per share for a 20 out of 30 trading day period occurring during the Earnout period; and
−
If any triggering event has not occurred, none of the RSRs shall vest, and all rights (contingent or otherwise) underlying each RSR shall be forfeited and cancelled for no consideration.

The RSRs are fair valued using Monte Carlo simulation. The following assumptions are used in calculating the fair values of the options:

2023
Expected volatility	40%
Risk-Free interest rate	4.681%
Expected dividend yield	0%
Expected life (years)	3

Expected volatility — Since the Company had a limited trading history of its ordinary shares, there was insufficient historical volatility available for determining the expected term of the share options. To address this, a more conservative approach was adopted, wherein 40% of the average historical share volatilities (36.7%) of several unrelated public companies within the Company’s industry were applied. These companies were deemed comparable to the Company’s business, covering a period equivalent to the expected term of the Restricted Stock Rights (RSRs).

Risk-free interest rate — The company determined the risk-free interest rate by utilizing the US 3-year Treasury bill rate as of November 15, 2023 (“Closing date”).

Expected dividend yield - The Company did not anticipate paying any dividends in the foreseeable future. Consequently, a 0% expected dividend yield was utilized.

Expected term — The expected term of RSRs granted is based on historical experience and represents the period that granted are expected to be outstanding. As there was not sufficient historical share exercise data available to calculate the expected term of the RSRs, a vesting period of 3 years for RSRs was applied.

Converted options.

Details of stock options granted by the Company to the executive management and employees, including the President, Vice President, CEO, and CFO, for the year ended June 30, 2024, are as follows:

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

(Unit: USD, Share)
Classification	Description
Grant date	March 30, 2022
Total number of Captivision Korea Options(A) (*)	1,000,000
Terminated(B)	57,983
Outstanding of Captivision Korea Options(C=A-B) (**)	942,017
Exchange ratio(D)	0.8008
Captivision Korea Converted Options (E=C x D)	754,351
Granting method	Stock issue
Exercise price	4.84
Available period for exercise	March 30, 2024~March 29, 2027

(*) On March 30, 2022, Captivision Korea issued 1,000,000 shares of stock options with an exercise price of KRW 5,000 (USD 4.84). A total of 1,000,000 Captivision Korea options were granted by 2022, but 57,983 Captivision Korea options were terminated as of November 15, 2023.

(**) On November 15, 2023, 942,017 outstanding Captivision Korea options were converted into 754,351 shares of Captivision Korea Converted Options, reflecting the exchange ratio. There were no options exercised as of June 30 2024.

The Company calculates the exercise price in compliance with the Commercial Act and the Capital Markets and Financial Investment Business Act in Korea.

Equity-settled stock-based compensation is recognized at a fair value of equity instruments granted, and employee benefits expense is recognized over the vesting period. At the end of the period, the Company revises its estimates of the number of options that are expected to vest on the non-market vesting and service conditions.

36. Subsequent events

(1)
July Contribution Agreements for debt-to-equity conversion

On July 16, 2024, the Company, Captivision Korea Inc., and certain creditors of Captivision Korea entered into contribution agreements. Under these agreements, the creditors agreed to contribute the outstanding balances of their various debt agreements with Captivision Korea to the Company in exchange for the issuance of the Company’s ordinary shares in a debt-to-equity conversion transaction. Pursuant to the conversion, an aggregate of KRW 5,791,867,301 (approximately USD 4,244,681) of debt was contributed to the Company in exchange for the issuance of an aggregate of 1,414,895 shares at a conversion price of USD 3.00 per share.

(2)
New Circle Equity Line of Credit (ELOC)

On June 12, 2024, the Company entered into a share purchase agreement (the “SPA”) with New Circle Principal Investments LLC (“New Circle”). Under the SPA, the Company has the right to issue and sell to New Circle up to USD 30.0 million of its ordinary shares, with a par value of USD 0.0001 per share, over a 24-month period. As consideration for New Circle’s commitment to purchase ordinary shares under the SPA, the Company paid New Circle a structuring fee of USD 20,000 and a legal fee of USD 25,000. Additionally, the Company paid a commitment fee to New Circle in the form of ordinary shares with an aggregate value of USD 500,000.

(3)
Private Bonds Subscription Agreement

On July 18, 2024, Captivision Korea entered into a Private Bonds Subscription Agreement with certain individuals (the “Subscribers”), to issue KRW 3,100,000,000 (approximately USD 2.23 million) in unregistered private placement bonds. These bonds mature on July 18, 2026, with an interest rate of 2.00% per annum, payable quarterly. Subscribers may request early redemption from October 18, 2024, or upon an event of default, with principal repayment within three months of the request, without interest from the request date. Alternatively, Subscribers can opt for a debt-to-equity conversion at USD 2.70 per share. The approximate maximum numbers of ordinary shares that might be issued is 826,667 ordinary shares..

Subscriber	Amount(KRW)	Amount(USD)
Seong Rak Lee	500,000,000	360,753
Yong Sub Kim	500,000,000	360,753

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements

In Seop Oh	500,000,000	360,753
Min Hwang	300,000,000	216,452
Byungju Lee	300,000,000	216,452
Ria Han	200,000,000	144,301
Jaemin Lee	200,000,000	144,301
Min Suk Kim	200,000,000	144,301
Jung Ha Kwon	200,000,000	144,301
Shi Ho Kim	100,000,000	72,151
Ok Keun Oh	100,000,000	72,151
Total	3,100,000,000	2,236,669

On July 29, 2024, the Company entered into a Private Bonds Subscription Agreement (“Subscription Agreement”) with Captivision Korea and certain individuals (the “July 29 Subscribers”), pursuant to which the July 29 Subscribers agreed to subscribe to and Captivision Korea agreed to issue an aggregate amount of KRW 1,900,000,000 (approximately USD 1,377,120) of unregistered private placement bonds (the “Bonds”). The Bonds mature on July 29, 2026 and bear an interest rate of 2.00% per annum to be paid on the date of every three months from the date of issuance. The yield-to-maturity rate shall be 6.00% per annum. July 29 Subscribers may request early redemption for all or part of the issue price of the Bonds from October 29, 2024, which is three months from the date of the issuance of the Bonds, until the day before the maturity date; and at any time after the issuance date upon the occurrence of an event of default of the Subscription Agreement. If a July 29 Subscriber makes a request for early redemption, such subscriber may be repaid by making an in-kind contribution of monetary claims, which are held against Captivision Korea upon the exercise of the right of early redemption, and thereafter would be issued ordinary shares of the Company, each a “D/E Conversion”. The issue price per ordinary share of the Company for a D/E Conversion shall be USD 2.50. The approximate maximum numbers of ordinary shares that might be issued is 550,848 ordinary shares.

(4)
July Private Placement

On July 30, 2024, the Company and certain investors entered into subscription agreements, pursuant to which such investors agreed to subscribe for and purchase from the Company an aggregate amount of USD 1,675,000 of the Company’s ordinary shares. The purchase price per share was USD 2.47, resulting in the issuance of a total 678,138 ordinary shares.

(5)
Marketing Services Agreement

On July 18, 2024, the Company entered into a Marketing Services Agreement with Outside The Box Capital Inc. (“OTB”), pursuant to which the Company agreed to issue 83,333 ordinary shares to OTB as consideration for its services, at a price of USD 2.40 per share.

(6)
Change in Executive Officer Status

On August 7, 2024, as part of ongoing organizational adjustments, the Company’s board of directors determined that, based on their roles and responsibilities, Ho Joon Lee, Chief Technology Officer and a member of board of directors, and Orhan Erthugul, a managing director of G-SMATT Europe, do not qualify as executive officers, as defined under the Exchange Act. Ho Joon Lee will remain an employee and a member of the Company’s board of directors.

(7)
September Debt Contribution Agreement

On September 25, 2024, the Company entered into Contribution Agreements with G-SMATT Europe and certain creditors of G-SMATT Europe (the “Contributors”), pursuant to which the Contributors agreed to contribute the respective outstanding balances remaining under their various debt agreements with G-SMATT Europe to the Company in exchange for the issuance by the Company of its ordinary shares in a debt-to-equity conversion transaction. Pursuant to such debt-to-equity conversion , an aggregate of USD 978,273 of debt was contributed to the Company in exchange for the issuance of an aggregate of 39,594 ordinary shares at a conversion price per share equal to USD 10.00 and an aggregate of 232,934 ordinary shares at a conversion price per share equal to USD 2.50.

(8)
September Equity Contribution Agreement

On September 25, 2024, the Company, G-SMATT Europe and CSY Netherlands Holding BV (“CSY”) entered into an Equity Contribution Agreement pursuant to which CSY agreed to contribute its $660,400 of equity in G-SMATT Europe

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements to the Company in exchange for the issuance by the Company of an aggregate of 264,160 of its ordinary shares at a conversion price per share equal to USD 2.50 in an equity to equity conversion transaction.

(9)
September Private Placement

On September 25, 2024, the Company entered into subscription agreements with certain investors, pursuant to which such investors agreed to subscribe for and purchase from the Company an aggregate amount of USD 500,000 ordinary shares. The purchase price per share was USD 1.65, resulting in the issuance of a total of 303,030 ordinary shares.

(10)
G-SMATT Europe Disposition and termination of distribution right

As part of the Company’s ongoing strategic and internal restructuring, the Company determined that it was in the best interest to dispose of their interest in G-SMATT Europe, which previously served as the European sales affiliate and was a partly owned subsidiary. G-SMATT Europe does not have material assets other than its rights under a distribution agreement with Captivision Korea, dated May 18, 2020, granting G-SMATT Europe exclusive distribution rights for Captivision Korea’s LED transparent display products in the United Kingdom and European Union. The distribution agreement was terminated by Captivision Korea, effective September 19, 2024.

(11)
September Share Purchase Agreement

On September 25, 2024, Captivision Korea entered into a share purchase agreement with certain purchasers named therein (the “Purchasers”), pursuant to which Captivision Korea agreed to sell and the Purchasers agreed to purchase, Captivision Korea’s 76.6% ownership interest in G-SMATT Europe in exchange for a nominal aggregate purchase price of KRW 1 million (approximately USD 800). The sale is expected to close on or about September 25, 2024.

(12)
Consulting Agreement

On September 30, 2024, Captivision Korea, Inc., entered into a Consulting Agreement (the “Consulting Agreement”) with Houng Ki Kim, pursuant to which Mr. Kim agreed to provide Captivision Korea with management consulting services related to (x) to identifying and proposing financing options, (y) establishing financial policies and guidelines and (z) optimizing operational efficiency (collectively, the “Services”). As consideration for the Services, the Company agreed to issue to Mr. Kim (i) 100,000 ordinary shares upon the execution of the Consulting Agreement and (ii) 10,000 shares on a monthly basis for the duration of the Consulting Agreement. Furthermore, if Mr. Kim advises Captivision Korea on a successful financing, he shall receive an additional fee from Captivision Korea equal to 5% of any funds raised. He shall also be entitled to up to $15,000 a month in reimbursement by Captivision Korea for any expenses incurred in connection with providing the Services. Mr. Kim has agreed not to engage with United States persons or entities or undertake any solicitation in or through any means of interstate commerce in the United States in connection with the performance of the Services. The term of the Consulting Agreement is from September 1, 2024 to December 31, 2024, with a mutual option to extend until December 31, 2025.

(13) Dismissal of Independent Registered Public Accounting Firm

On October 2, 2024, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of the Company approved the conclusion of the engagement and dismissal of CKP, LLP (“CKP”) as the Company’s independent registered public accounting firm, effective October 2, 2024.The audit reports of CKP on the Company’s financial statements as of and for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through the effective date of CKP’s dismissal, (i) there were no disagreements between the Company and CKP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of CKP, would have caused it to make reference thereto in its reports on the Company’s financial statements for such fiscal years and (ii) there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

(14) Appointment of Independent Registered Public Accounting Firm

On October 2, 2024, the Audit Committee approved the appointment of UHY, LLP (“UHY”) as the Company’s new independent registered public accounting firm, effective October 2, 2024.During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through the effective date of UHY’s engagement, neither the Company

Captivision Inc. and Subsidiaries

Notes to Interim condensed Consolidated Financial Statements nor anyone on behalf of the Company, consulted with UHY with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided by UHY to the Company that UHY concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).